UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44915 50876

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERLING ENTERPRISES GROUP INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6827 FIRST AVENUE SOUTH
(No. and Street)

ST PETERSBURG (City) FL (State) 33707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J BOVA 813-684-0933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA
(Name – *if individual, state last, first, middle name*)

414 CHASTAIN RD (Address) SEFFNER (City) FL (State) 33584 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


12060670

4/3 ICW

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

KH 4/3

OATH OR AFFIRMATION

I, ALYN TOWNE III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STERLING ENTERPRISES GROUP INC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Notary Public State of Florida
David J Gregg
My Commission DD942427
Expires 11/24/2013

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. ~~SEE NET CAPITAL REPORT~~ SEE NET CAPITAL REPORT
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J BOVA
CERTIFIED PUBLIC ACCOUNTANT
TAMPA FLORIDA


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2012
WASH, D.C.
196
SECTION

FEBRUARY 28, 2012

US SECURITIES & EXCHANGE COMMISSION

REG: STERLING ENTERPRISES GROUP INC
ANNUAL AUDIT REPORT - 2011

Attached is the "final completed" copy of the 12-31-11 Report On Examination Of Accounts. A "draft copy" was previously sent to your office in error on 2-23-12. Please disregard the report sent to you in error.

Thank you for your attention to this matter.

STERLING ENTERPRISES GROUP, INC.

REPORT ON EXAMINATION OF ACCOUNTS

DECEMBER 31, 2011

ROBERT J. BOVA, CPA
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sterling Enterprises Group, Inc.
St. Petersburg, Florida

We have audited the accompanying balance sheet of Sterling Enterprises Group, Inc. as of December 31, 2011, and the related statements of income and expense, cash flows and changes in stockholders' equity. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Enterprises Group, Inc. as of December 31, 2011 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



February 15, 2012

ROBERT J. BOVA, CPA
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements for the year ended December 31, 2011, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that we considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures refer- enced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2011 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

STERLING ENTERPRISES GROUP, INC.
BALANCE SHEET - DECEMBER 31, 2011

ASSETS

ALLOWABLE ASSETS:	
Cash	$ 9,991
Trade receivables - dealer & others	35,850
Other securities	59,668
Total allowable assets	105,509
NON-ALLOWABLE ASSETS:	
Loans and advances	1,198
Other receivables	81,635
Other assets	7,365
Total non-allowable assets	90,198
TOTAL	$195,707

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 28,311
OWNERSHIP EQUITY:	
Capital stock - common	300
Paid-in capital	135,218
Retained earnings	31,878
Total ownership equity	167,396
TOTAL	$195,707

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	$773,531
EXPENSES:	
Salaries and commissions	403,149
Regulatory fees	20,869
Other costs and overhead	406,797
Total expenses	830,815
NET INCOME (LOSS)	$ (57,284)

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS TO OPERATING ACTIVITIES	$ 28,331
CASH BALANCE 12-31-10	(18,340)
CASH BALANCE 12-31-11	$ 9,991

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

STOCKHOLDERS' EQUITY, DECEMBER 31, 2010	$224,680
NET INCOME (LOSS)	(57,284)
STOCKHOLDERS' EQUITY, DECEMBER 31, 2011	$167,396

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

STERLING ENTERPRISES GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2011

TOTAL OWNERSHIP EQUITY	$ 167,396
Less -	
Non-allowable assets	(90,198)
Other	(3,034)
NET CAPITAL	$ 74,164

NOTE: The net capital presented heron concurs with the year-end Company prepared Focus Report. (Part IIA) net capital.

STERLING ENTERPRISES GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

BASIS OF ACCOUNTING

The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do no necessarily represent current values.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and FINRA.

AML COMPLIANCE PROGRAM

The Company retained Lynn G. Hippner, CRCP of Lynn Hippner Registration Consultants, Inc. to test their firm's AML Compliance Program for the twelve-month period. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, FINRA and US Treasury rules.

TRADE RECEIVABLES AND DEPOSITS

These represent amounts due from the Company's clearing facility.

REGULATORY MATTERS

There were no material inadequacies at December 31, 2011 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

CONTINGENCIES

Effective 3/30/09 the Company signed a lease agreement for a two-year period ended 2/28/11 The monthly rental is $5.160.


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2012
WASH.

FORM X-17A-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FOCUS REPORT

(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)

PART IIA [12]

(Please read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: STERLING ENTERPRISES GROUP, INC. [13]

SEC. FILE NO.: 8-50876 [14]

FIRM ID NO.: 44915 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

6827 FIRST AVENUE SOUTH [20]
(No. and Street)

ST. PETERSBURG [21] FL [22] 33707 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01-01-11 [24]

AND ENDING (MM/DD/YY): 12-31-11 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

ROBERT J BOVA [30] 813-684-0933 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT / OFFICIAL USE

[32] [33]
[34] [35]
[36] [37]
[38] [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submisson of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of Jan 20 12

Manual Signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______
Principal Financial Officer or Partner

3) ______
Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

FINRA

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

ROBERT J BOVA PA [70]

ADDRESS

414 CHASTAIN ROAD [71]	SEFFNER [72]	FL [73]	33584 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
STERLING ENTERPRISES GROUP, INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/11 [99]
SEC FILE NO. 8-50876 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 9,991 [200]		$ 9,991 [750]
2. Receivables from brokers or dealers:			
A. Clearance account	35,869 [295]		
B. Other	10,165 [300]	$ 1,197 [550]	47,231 [810]
3. Receivables from non-customers	[355]	[600]	[830]
4. Securities and spot commodities owned, at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	49,484 [424]		
E. Spot commodities	[430]		49,484 [850]
5. Securities and/or other investments not readily marketable:			
A. At cost $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	81,635 [670]	81,635 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization.	[490]	[680]	[920]
11. Other assets	[535]	7,366 [735]	7,366 [930]
12. Total Assets	$ 105,509 [540]	$ 90,198 [740]	$ 195,707 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

STERLING ENTERPRISES GROUP, INC. as of 12/31/11

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS
LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115		1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value					1360		1620
17. Accounts payable, accrued liabilities, expenses and other		28,311	1205		1385	28,311	1685
18. Notes and mortgages payable:							
A. Unsecured			1210				1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders	$ [970]						
2. Includes equity subordination (15c3-1(d)) of	$ [980]						
B. Securities borrowings, at market value from outsiders	$ [990]				1410		1720
C. Pursuant to secured demand note collateral agreements					1420		1730
1. from outsiders	$ [1000]						
2. includes equity subordination (15c3-1(d)) of	$ [1010]						
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 28,311	1230	$	1450	$ 28,311	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			300	1792
C. Additional paid-in capital			135,217	1793
D. Retained earnings			31,879	1794
E. Total			167,396	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 167,396	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 195,707	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
STERLING ENTERPRISES GROUP, INC. as of 12/31/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 167,396	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			167,396	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 167,396	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 90,198	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges	65	3610	(90,263)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 77,133	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	2,969	3734		
D. Undue concentration		3650		
E. Other (List)		3736	(2,969)	3740
10. Net Capital			$ 74,164	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR
STERLING ENTERPRISES GROUP, INC. as of 12/31/11

Part A
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$	4,141	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	50,000	3760
14. Excess net capital (line 10 less 13)	$	24,164	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	14,164	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	28,311	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$	33,800	3820	$	33,800	3830
19. Total aggregate indebtedness				$	62,111	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	83.75	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%	0	3860

Part B
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER STERLING ENTERPRISES GROUP INC

For the period (MMDDYY) from 1-1-11 [3932] to 12-31-11 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions		605	3938
c. All other securities commissions		135,265	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		1,573	3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		328,006	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		248,072	3995
9. Total revenue		$ 773,531	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits		476,445	4115
12. Commissions paid to other broker-dealers		20,869	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		5,732	4195
15. Other expenses		327,708	4100
16. Total expenses		$ 830,815	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 57,283	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 57,283	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR
STERLING ENTERPRISES GROUP, INC.

For the period (MMDDYY) from 10/01/11 to 12/31/11

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 180,988	4240
A. Net income (loss)			(13,592)	4250
B. Additions (includes non-conforming capital of	$	4262)		4260
C. Deductions (includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (from item 1800)			$ 167,396	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (from item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

STERLING ENTERPRISES GROUP, INC. as of **12/31/11**

Exemptive Provision Under Rule 15c3-

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only) .... $ ______ [4550]

B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon

______ [4335] ______ [4570]

D. (k) (3) - Exempted by order of the Commission .... ______ [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code to enter)	Name of Lender or Contributor	Insider or Outsider ? (In or Out)	Amount to be with-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL	$ [4699]		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c) (2) (iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c) (2) (iv) Liabilities





Generated by lhippner5 (Lynn Hippner) on 02/07/2012 04:01 PM

All Memo

STERLING ENTERPRISES GROUP, INC.
Part IIA for 2011-12

I3610 : Other Deductions And/Or Charges
Unsecured debits

Last modified by lhippner5 on 1/26/12 10:34 AM

I3820 : Add: Other Unrecorded Amounts (List)
Estimate of future legal expenses

Last modified by lhippner5 on 1/26/12 10:41 AM

I3995 : Other Revenue

Variable Contracts	14,735.00
Misc Income-Other	41.00
Postage	2,831.00
Margin Int Rev	29.00
Real Estate Securities	7,365.00
DPP's	20,465.00
	45,466.00





Generated by lhippner5 (Lynn Hippner) on 02/07/2012 04:01 PM

All Annotations

STERLING ENTERPRISES GROUP, INC.

Part IIA for 2011-12

There are no annotations available for this Filing.

ROBERT J. BOVA, CPA
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 Tampa, Florida 33622

INDEPENDENT ACCOUNTANTS' REPORT

Sterling Enterprises Group, Inc.
138 107th Avenue, Suite 335
Treasure Island, FL 33706

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedure enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Sterling Enterprises Group, Inc., the Securities and Exchange Commission, SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Sterling Enterprises Group, Inc.'s compliance with the applicable instructions of Form SIPC-7T. Sterling Enterprises Group, Inc.'s management is responsible for their compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences.

Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011.

Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T.

Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2012
Tampa, Florida

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050876 FINRA DEC
STERLING ENTERPRISES GROUP INC 17*17
138 107TH AVE STE 335
TREASURE ISLAND FL 33706-4716

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alyn Towne III
(727) 384-5555

2. A. General Assessment (item 2e from page 2) $ 766

B. Less payment made with SIPC-6 filed (exclude interest) (562)

7/22/2011 CK# 17267
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 204

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 204

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 204

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterling Enterprises Group Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the ____ day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 173,530
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	407,534
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	20,869
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	30,026
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	8,395
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 78	
Enter the greater of line (i) or (ii)	78
Total deductions	466,902
2d. SIPC Net Operating Revenues	$ 306,628
2e. General Assessment @ .0025	$ 766

(to page 1, line 2.A.)